SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1

                                       to

                                   Schedule TO
        Tender Offer Statement under Section 14(d)(91) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                              MARKET CENTRAL, INC.
                                    (issuer)

                              MARKET CENTRAL, INC.
                                    (offeror)

              Series A Convertible Preferred Stock, par value $.001
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                Clifford A. Clark
                              Market Central, Inc.
                         7810 Ballantyne Commons Parkway
                                    Suite 300
                         Charlotte, North Carolina 28277
                                 (704) 319-2220

                                   Copies to:

                             Gerald L. Baxter,, Esq.
                             Greenberg Traurig, LLP
                             3290 Northside Parkway
                                    Suite 400
                             Atlanta, Georgia 30327
                                 (678) 553-2430

                            CALCULATION OF FILING FEE

        Transaction Valuation(s)                     Amount of Filing Fee
================================================================================
            $12,614,601                                     $2,523

(a) Estimated solely for the purpose of determining the registration fee, and calculated based on the market value of the securities offered in the exchange offer. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $.0002 for each $1.00 of the value of the transaction.

================================================================================

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Schedule TO filed June 10, 2005.

|_| Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

|_|  third party tender offer subject to Rule 14d-1

|_|  going-private transaction subject  to Rule  13e-3

|X|  issuer  tender  offer  subject  to Rule  13e-4

|_|  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

      This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Market Central, Inc. (the "Company"), a Delaware corporation, to exchange one (1) share of Company Common Stock par value $.001 ("Common Stock") and one (1) warrant to purchase one (1) share of the Company's Common Stock at $.85 per share with a term ending June 30, 2007 (the "Warrants") for one (1) share of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"), upon the terms and subject to the conditions contained in the Exchange Offer dated July 7, 2005.

      This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is a complete amendment and restatement of the Schedule TO previously filed on June 10, 2005.

Item 1. Summary Term Sheet.

      The information under the heading "Summary Term Sheet" in the Exchange Offer dated July 7, 2005 (the "Exchange Offer") is incorporated herein by reference in answer to Item 1 of this Amendment No. 1 to Schedule TO.

Item 2. Subject Company Information.

      Name and Address.  The name of the issuer of the Common  Stock,  Preferred
Stock and Warrants is Market Central, Inc. The address of the principal executive offices of Market Central, Inc. is 7810 Ballantyne Commons Parkway, Suite 300, Charlotte, North Carolina 28277. Its telephone number is (704) 319-2220.

      Securities. This Amendment No. 1 to Schedule TO relates to the offer by the Company to exchange one (1) share of Common Stock and one (1) Warrant for each share of validly tendered and accepted outstanding share of Preferred Stock. As of May 31, 2005, there were 5,557,005 shares of Preferred Stock outstanding.

      Trading Market and Price. There is no established trading market for the Preferred Stock.

      Dividends. No dividends have been paid during the past two (2) years with respect to the Preferred Stock. In connection with the Exchange Offer, the Company will accrue dividends in accordance with the terms of the Preferred Stock, issue additional shares of Preferred Stock in payment of such dividends, and exchange such aggregate shares of Preferred Stock to holders who validly tender outstanding Preferred Stock.

Item 3. Identity and Background of Filing Person.

      Name and Address. This is an issuer tender offer. The Company is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference in answer to Item 3 of this Amendment No. 1 to Schedule TO.

The Directors of the Company are as listed below:

     ---------------------------------------------------------------------------
     Doyal Bryant                          Clifford A. Clark
     Suite 300                             7810 Ballantyne Commons Parkway
     Charlotte, North Carolina 28277       Suite 300
                                           Charlotte, North Carolina 28277
     ---------------------------------------------------------------------------
     James McGovern                        Thomas Gordy
     Suite 300                             7810 Ballantyne Commons Parkway
     Charlotte, North Carolina 28277       Suite 300
                                           Charlotte, North Carolina 28277
     ---------------------------------------------------------------------------
     Hoyt Lowder                           Ronald Attkisson
     7810 Ballantyne Commons Parkway       7810 Ballantyne Commons Parkway
     Suite 300                             Suite 300
     Charlotte, North Carolina 28277       Charlotte, North Carolina 28277
     ---------------------------------------------------------------------------

================================================================================

The Executive Officers of the Company are as listed below:

     ---------------------------------------------------------------------------
     Doyal Bryant                          Clifford A. Clark
     7810 Ballantyne Commons Parkway       7810 Ballantyne Commons Parkway
     Suite 300                             Suite 300
     Charlotte, North Carolina 28277       Charlotte, North Carolina 28277
     ---------------------------------------------------------------------------
     Paul Odom                             Robert Maze
     7810 Ballantyne Commons Parkway       7810 Ballantyne Commons Parkway
     Suite 300                             Suite 300
     Charlotte, North Carolina 28277       Charlotte, North Carolina 28277
     ---------------------------------------------------------------------------
     Dale Field
     7810 Ballantyne Commons Parkway
     Suite 300
     Charlotte, North Carolina 28277
     ---------------------------------------------------------------------------

Item 4. Terms of the Transaction.

     Material Terms.

      (1) Tender offers. The following information under the headings "Summary Term Sheet," "Introduction," Sections 1, 2, 3, 4, 5, 6, 7, 8, 13 and 14 under "The Exchange Offer" in the Exchange Offer is incorporated herein by reference in partial answer to Item 4 of this Amendment No. 1 to Schedule TO.

      (2) Mergers or Similar Transactions. Not applicable.

      Purchases. To the best knowledge of the Company, no Preferred Stock is to be purchased from any officer, director or affiliate of the Company, other than two (2) shareholders of the Company who own greater than 10% percent of the outstanding shares of Common Stock, and who may participate in the Exchange Offer and one director who owns shares of Series A Preferred Stock. The terms of exchange offered to such affiliates and director of the Company are identical to those offered to all other holders of the Preferred Stock. The information in
Section 9 - Recapitalization Transactions and Section 10 of the Exchange Offer is incorporated herein by reference in partial answer to Item 4 of Amendment No. 1 to this Schedule TO.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (e) The information in Section 9 - Recapitalization Transactions and TAG/Convey Transaction of the Exchange Offer is incorporated herein by reference in answer to Item 5 of Amendment No. 1 to this Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals.

            (a),  (b) and (c) The  information  set  forth  under  Section 3 and
Section 9 in the Exchange Offer to Purchase is incorporated herein by reference in answer to Item 6 of Amendment No. 1 to this Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

      The consideration for each share of Preferred Stock to be purchased by the Company is the issuance of one (1) share of Common Stock and one (1) Warrant. The total consideration required to purchase all of the outstanding Preferred Stock is 5,557,005 shares of Common Stock and 5,557,005 Warrants. It is not expected that alternative financing arrangements or plans will be required.

Item 8. Interest in Securities of the Subject Company.

      Securities Ownership. One director of the Company owns 225,144 shares of Preferred Stock (4%) of the outstanding Preferred Stock).

      Securities Transactions. To the best knowledge of the Company, none of the persons referenced in this item has engaged in any transactions in the Preferred Stock during the 60 days preceding the date of this Amendment No. 1 to Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

      Not applicable.

Item 10. Financial Statements.

      (a) The information set forth under Section 4 in the Exchange Offer and the information set forth in Item 7 of the Company's Annual Report on Form 10-KSB for the year ended August 31, 2004, and the information set forth in Part I, Item 1 of the Company's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2005, is incorporated herein by reference.

      (b) Not applicable.

      (c) The information set forth under Section 9 in the Exchange Offer is incorporated herein by reference in partial answer to Item 10 of Amendment No. 1 to this Schedule TO.

Item 11. Additional Information.

      The information set forth under Section 9 - TAG/Convey Transaction is incorporated herein by reference in answer to Item 11 of Amendment No. 1 to this Schedule TO.


Item 12. Exhibits.

Exhibit No.       Description
-----------       --------------------------------------------------------------

(a)(1)(i)         Exchange Offer dated July 7, 2005.

(a)(1)(ii)        Form of Letter of Transmittal (previously filed).

Item 13. Information required by Schedule 13E-3.

      Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Market Central, Inc.

                                      By:   /s/ Clifford A. Clark
                                            ------------------------------------
                                            Name:    Clifford A. Clark
                                            Title:   Chief Financial Officer



Dated:  July 7, 2005